News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Year-End Financial Results and Projects Update

April 13, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced the results of its first quarter ended February 28, 2010. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast
Wednesday, April 21 at 1 pm PST (4 pm EST)
Toll-free 1-866-223-7781 or webcast at www.novagold.net

Description of business

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a world-class portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects, 100% of the Rock Creek gold mine, 100% of the Ambler copper-zinc-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. NovaGold has removed some of the development risk at its two largest projects by leveraging the construction and operating expertise of its senior operating partners. In addition, all of NovaGold’s current properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

Approach to business

NovaGold’s corporate growth strategy has been to acquire or partner in properties with identified resources that have potential for further expansion. NovaGold leverages its exploration and development expertise to bring additional resources and value to shareholders. The Company also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring value to NovaGold shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. The Company has established a framework for sustainability reporting and in 2010 expects to publish a sustainability report that summarizes activities at its head office and project sites. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for the stakeholders when developing its projects.

Recent developments

The first quarter of 2010 brought a number of significant changes for NovaGold. Subsequent to the quarter end was the completion of US$175 million in equity financing in early March. Two respected investors in the gold sector significantly increased their positions in the company, with several investment funds managed by Paulson & Co. investing a total of US$100 million and Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC, investing US$75 million. With the issuance of 31.8 million shares at US$5.50, NovaGold’s share capitalization increased to 220.2 million shares issued and outstanding. NovaGold is now financed to meet its existing obligations, with the additional flexibility to consider other opportunities that could bring value to shareholders.

In January, NovaGold completed its purchase of a 100% interest in the Ambler copper-zinc-gold-silver deposit, where previously it had an option to acquire a joint venture 51% interest through an agreement with subsidiaries of Rio Tinto plc. This purchase added 769 million pounds of copper, 1.1 billion pounds of zinc, 230,000 ounces of gold and 16 million ounces of silver to NovaGold's resource base. With the updated reserve/resource estimate for Donlin Creek in March, NovaGold’s total resource base increased again to 17.3 million ounces of proven and probable gold reserves, measured and indicated resources of 8.2million ounces of gold, 94 million ounces of silver, 6 billion pounds of copper and 2.2 billion pounds of zinc, and additional inferred resources of 5.5 million ounces of gold, 63 million ounces of silver, 3 billion pounds of copper and 1.3 billion pounds of zinc.

The appointment of Gil Leathley in January as Senior Advisor to the President brought additional depth and expertise to NovaGold’s senior team. With decades of industry experience, including as Chief Operating Officer of Homestake Mines, Mr. Leathley has been working closely with the technical teams at all of NovaGold’s projects and is leading the engineering and economic review at the Company’s Rock Creek mine. Additional changes to NovaGold’s senior team include the departures of Don MacDonald, Senior Vice President and Chief Financial Officer and Greg Johnson, Vice President Strategic Development. Mr. MacDonald and Mr. Johnson provided years of strategic leadership that contributed greatly to NovaGold’s development. The Company wishes them well with their future endeavors.

Property review

Donlin Creek
Donlin Creek is one of the world’s largest known undeveloped gold deposits, with a feasibility study completed and pre-permitting activities underway. Donlin Creek is operated by the Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation. Located in Alaska, the 27,000 acre property hosts a gold deposit currently estimated at 33.6 million ounces of proven and probable reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. With estimated production of more than one million ounces of gold annually for approximately 25 years, Donlin Creek would be one of the world’s largest gold-producing mines. The Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices. Additional exploration potential remains in the Donlin Creek district.

For 2010, the Donlin Creek LLC has approved an initial budget of approximately US$28 million. During the first quarter of 2010, expenditures at the Donlin Creek project totaled approximately US$4.7 million, with 50% contributed by NovaGold. Work focused on optimization studies evaluating the potential to bring a source of natural gas to the project, which could significantly reduce the project’s power costs. NovaGold expects these studies will be completed by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design, or approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option.

Galore Creek
Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck Resources (“Teck”) each own a 50% interest. The project is managed by the Galore Creek Mining Corporation (“GCMC”), owned equally by NovaGold and Teck. The 321,800 acre property holds a large and high-grade undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 4.0 billion pounds of copper, 4.9 million ounces of gold and 80 million ounces of silver. Construction was initiated in June 2007 and suspended in November 2007 in light of new studies indicating the possibility of increased capital costs and a longer construction schedule than originally anticipated. Optimization studies completed in 2008 and 2009 identified a number of modified approaches to the project that show the potential for expansion of project throughput and relocation of the process facilities along the project access road to allow for easier construction and future expansion.

Work at the project in 2009 focused primarily on roadwork, establishing a road to Km 48 of the proposed 90-Km road. Given the continued strength of the copper market, GCMC is considering a more aggressive program in 2010 to further advance the project. GCMC has initiated a pre-feasibility study to provide updated capital and operating cost estimates, with completion targeted for the first half of 2011. In addition, the Canadian Federal Government announced plans to support construction of the 287 kV Northwest Transmission Line in northwestern British Columbia which, if advanced, will bring a source of stable, renewable power to the region.

During the first quarter of 2010, expenditures at the Galore Creek project totaled approximately $1.4 million. Under the terms of the Galore Creek Partnership agreement, Teck is funding all costs for the project until it completes its earn-in obligations, and NovaGold expects to have no near-term funding obligations for the Galore Creek project. At February 28, 2010, the Galore Creek Partnership had cash of $3.5 million and Teck had approximately $25 million remaining in project contributions to earn its 50% interest in the project. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales directly fund the project’s activities and do not reduce Teck’s required contributions.

Rock Creek
NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is 90% constructed and designed to produce approximately 100,000 ounces of gold annually, based on the existing 0.5 million ounces of probable gold reserves, 1.9 million ounces of measured and indicated resources and 0.3 million ounces of inferred resources at the three properties. Construction on the Rock Creek mine commenced in the summer of 2006, but was suspended in November 2008 as a result of operating and market conditions and the Company’s inability at the time to arrange bank financing. The Company is completing a detailed review process to evaluate start-up requirements for the Rock Creek project and the best way to bring value from this project.

The Company has made significant improvements to its water management processes at the Rock Creek mine. On July 2, 2009, Alaska Gold Company (“AGC”) received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its State Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the COBC, AGC treated, injected and applied water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam (“TSF”). On March 26, 2010, the Company notified ADEC that the water elevation in the mine’s TSF had declined below 140.0 feet, thus terminating the COBC. On April 1, 2010, ADEC notified the Company of ADEC’s agreement that AGC had completed all required tasks under the COBC, and that the COBC was terminated effective April 2, 2010. AGC continues to inject water in accordance with the terms of its Waste Management Permit and the December 31, 2009, Certificate of Approval to Operate a Dam (“COA”) issued by the Alaska Department of Natural Resources (“ADNR”).

On March 12, 2010, the Company received an Information Request from the U.S. Environmental Protection Agency (“EPA”) pursuant to federal Clean Water Act Section 308. The Information Request directed AGC to submit a storm water sampling plan for the mine to EPA and ADEC, to provide certain reports and information, and to monitor storm water around the mine until December 31, 2010. The Company plans to submit the storm water sampling plan to EPA and ADEC. The Company continues to implement its updated Storm Water Pollution Prevention Plan that was submitted to EPA and ADEC on February 22, 2010 in response to an August 9, 2009 EPA Information Request.

On December 31, 2009, AGC received a renewed COA from ADNR. The COA authorizes AGC’s continued operation of the mine’s TSF. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including, similar to the COBC, the requirement to treat, inject and apply water at an increased rate to reduce water levels behind the mine’s TSF. The renewed COA also requires that AGC notify ADNR of AGC’s preliminary, future intentions concerning the mine site by November 1, 2010. The COA terminated an NOV that had been issued in December 2008.

During the first quarter of 2010, expenditures at the Rock Creek project totaled approximately US$6.5 million. NovaGold worked diligently in 2009 to improve the project’s water management structures and action plan to ensure the project continues to meet its permit requirements and environmental responsibilities.

Ambler
On January 7, 2010, NovaGold purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. Ambler is an exploration-stage property located in Alaska comprising 90,614 acres of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. A resource estimate for the Arctic deposit shows a 30 million tonne deposit grading 4% copper and 6% zinc for contained metal totaling indicated resources of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 937 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead.

On closing of the purchase, NovaGold issued 931,098 common shares with a market value of approximately US$5 million, with a commitment for future cash payments to the vendor of US$12 million each on January 2011 and January 2012. The vendor retained a 1% net smelter return royalty that the Company can purchase at any time for a one-time payment of US$10 million.

During 2010, NovaGold will continue its community engagement programs at Ambler and has appointed a project team to plan exploration activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project, with the goal of gaining a better understanding of the true size and potential of the district as well as the continuity and mineability of the other deposits in the Ambler VMS belt.

Other properties
NovaGold holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage. The Company also earns $1 to $3 million annually from the sale of sand, gravel and land and royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of operations

	in thousands of Canadian dollars,
		except for per share amounts
	Three months ended	Three months ended
	February 28, 2010	February 28, 2009
	$	$
Project care and maintenance	7,876	8,599
Exploration expense	2,706	6,392
Foreign exchange loss	121	4,529
General and administrative expenses	858	1,256
Interest and accretion	3,661	8,231
Loss for the year after taxes	18,717	28,483
Basic and diluted loss per share	0.10	0.20

For the three-month period ended February 28, 2010, the Company reported a net loss of $18.7 million (or $0.10 basic and diluted loss per share) compared to a net loss of $28.5 million (or $0.20 basic and diluted earnings per share) for the corresponding period in 2009.

During the quarter, the Company recorded $3.7 million in interest and accretion expenses compared to $8.2 million in the same period in 2009. This decrease is due to the Company’s conversion of the bridge loan in January 2009. Other important variances for the three months ended February 28, 2010 compared with the same period in 2009 are as follows: (a) an exploration expense in 2010 of $2.7 million compared with $6.4 million in 2009, due to the higher level of exploration activity in Donlin Creek during the first quarter of 2009; and (b) a $0.1 million foreign exchange loss in 2010, compared with a foreign exchange loss of $4.5 million in the same period in 2009, due primarily to a decrease in currency fluctuations that reduced the foreign exchange effect on the Company’s U.S. dollar denominated liabilities.

Income from the Company’s land and gravel sales, gold royalties and other revenues was $0.03 million during the first quarter of 2010 compared with $0.3 million in 2009 due to decreased land sales in Nome, Alaska. Interest income decreased to $0.09 million in 2010 from $0.1 million in 2009 as the result of lower interest rates.

Expenses for the three-month period ended February 28, 2010 were $19.5 million compared to $32.0 million for the same period in 2009. During the quarter, the Company recorded a foreign exchange loss of $0.1 million compared to a foreign exchange loss of $4.5 million for the same period in 2009. The reduction in loss in 2010 is mainly a result of the decrease in currency fluctuations between the Canadian dollar against the U.S. dollar during the first quarter of 2010 on U.S. dollar denominated convertible notes and the Donlin Creek promissory note. The Company expended $2.7 million on exploration activities, mainly on the Donlin Creek project, during the three-month period ended February 28, 2010, compared to $6.4 million for the same period in 2009 for the Donlin Creek project. The Company also expended $7.9 million on care and maintenance activities at the Rock Creek and Galore Creek projects during the quarter compared to $8.6 million in 2009. The Company recorded an expense of $2.1 million compared with $1.4 million for stock-based compensation during the same periods in 2010 and 2009, respectively. During the first quarter of 2010, the Company granted 231,250 options and 72,150 performance share units to employees, consultants and directors.

For the three-month period ended February 28, 2010, the Company recorded a future income tax recovery of $0.06 million, which resulted mainly from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

Outlook

At February 28, 2010, the Company had consolidated cash and cash equivalents of $17.9 million and working capital deficiency of $1.4 million. Of this cash amount, $3.5 million was held by GCMC for Galore Creek related activities. At November 30, 2009, the Company had cash and cash equivalents of $38.2 million and a working capital deficiency of $26.6 million.

On March 9, 2010, the Company closed its non-brokered offering of 18,181,818 shares of the Company at US$5.50 per common share for gross proceeds of US$100 million to several investment funds managed by Paulson & Co. Inc. On March 11, 2010, the Company closed a second non-brokered offering of 13,636,364 shares of the Company at US$5.50 per share for gross proceeds of US$75 million to Quantum Partners Ltd, a private investment fund managed by Soros Fund Management LLC.

The Company’s material projects are Donlin Creek and Galore Creek. The Company’s share of the Donlin Creek 2010 budget is approximately US$14 million, part of which will be incurred for permitting activities at the project. The budget for care and maintenance and optimization studies for 2010 at the Galore Creek project is $8 million, with a supplementary 2010 budget of $12 million for the pre-feasibility study. Under the revised partnership agreement Teck is funding 100% of these costs and NovaGold is not required to fund its share of project costs until Teck has completed its financial earn-in at the project. The Rock Creek project is in care and maintenance with a 2010 budget of approximately US$17 million. The Company has budgeted US$1.5 million for environmental and engineering studies at its Ambler project.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

# # #

NovaGold Contact

Rhylin Bailie
Director, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; uncertainty as to the completion of the purchase of a 100% interest in the Ambler property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at March 12, 2010

Reserves

Property	Reserve	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46					0.55					0.28	0.28
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23					33.04					16.52	16.52
	Total P&P	467.7	2.23					33.59					16.80	16.80

Rock Creek (2) 0.6 g/t Au Cutoff	Proven
100% Ownership	Probable	7.8	1.30					0.32					0.32	0.32

Big Hurrah (2) 1.33 g/t Au Cutoff	Proven
100% Ownership	Probable	1.2	4.82					0.19					0.19	0.19

Total Proven Reserves		7.0	2.46					0.55					0.28	0.28
Total Probable Reserves		469.7	2.22					33.55					17.03	17.03
Total Proven and Probable Reserves		476.7	2.23					34.10					17.31	17.31

Resources (exclusive of Reserves)

Property	Resource	Tonnes	In Situ Grade						Total Contained Metal				NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (3)(4) approximately 0.74 g/t Au Cutoff	Measured	0.2	6.61					0.04					0.02		0.02
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15

	Inferred	58.4	2.35					4.41					2.21		2.21

Galore Creek (3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.83	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.87	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.45	1,429.1

Copper Canyon (3)(6) 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35			2.86	37.91	1,160.0			1.72	22.75	2.17	696.0
60% Ownership - NovaGold interest held in trust for
the Galore Creek Partnership	Total Inferr	522.5	0.29	4.79	0.35			4.92	80.40	4,018.3			2.74	43.99	3.63	2,125.1

Rock Creek (3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21					0.29					0.29		0.29
	Total M&I	7.7	1.21					0.29					0.29		0.29

	Inferred	0.6	1.09					0.02					0.02		0.02

Big Hurrah (3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68					0.08					0.08		0.08
	Total M&I	0.9	2.68					0.08					0.08		0.08

	Inferred	0.2	2.97					0.02					0.02		0.02

Ambler (3)(9) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.63	936.9	1,313.1	210.0

		m3
		Millions	g/m3
Nome Gold (3)(10) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32					0.80					0.80		0.80
100% Ownership	Indicated	83.8	0.28					0.76					0.76		0.76
	Total M&I	162.9	0.30					1.56					1.56		1.56

	Inferred	30.6	0.27					0.25					0.25		0.25

Total Proven & Probable Reserves Contained Metal								34.10					17.31		17.31
Total Measured & Indicated Contained Metal (exclusive of Reserves)								13.94	155.38	10,464.6	2,237.1	350.3	8.16	93.83	10.05	6,001.4	2,237.1	350.3
Total Inferred Contained Metal								9.88	98.97	4,955.2	1,313.1	210.0	5.50	62.57	6.76	3,062.1	1,313.1	210.0

Notes:

1.	These reserve and resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards, unless otherwise noted. See “Cautionary Note to United States Investors”.

2.	See numbered footnotes below on reserve and resource information. Reserves and resources shown in the right-hand columns are reported as net values to NovaGold.

3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver / (US$650 Au / US$11 Ag).

4.	Sums may not agree due to rounding.

Reserve and Resource Footnotes:

(1)

The basis for the cut-off trade was an assumed gold price of US$825/oz. The reserve estimate for Donlin Creek is based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43- 101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The reserve estimate was updated in March 2010 by an independent engineering firm under the supervision of the Donlin Creek LLC to include additional drilling and reflect an increase in long-term gold price assumptions from those used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the feasibility study that was approved by the Donlin Creek LLC in 2009.

(2)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(3)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.

(4)

A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The resource estimate for Donlin Creek is based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The resource estimate was updated in March 2010 by an independent engineering firm under the supervision of the Donlin Creek LLC to include additional drilling and reflect an increase in long-term gold price assumptions from those used in 2009.

(5)

The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(6)

The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. CuEq calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu - 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%. The resource estimate for Copper Canyon is based on the technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(7)

The basis for the cut-off grade was an assumed gold price of US$950/oz. The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and an employee of the Company. This resource estimate was disclosed in a NovaGold press release dated April 15, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(8)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Big Hurrah is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(9)

Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(10)

US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated February 12, 2008 with an effective date of January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.